Filed Pursuant to Rule 424(b)(2)
Registration No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities of UBS AG	$1,370,000	$157.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement (To Prospectus Supplement dated January 11, 2012 And Prospectus dated January 11, 2012)

$1,370,000 Fixed to Floating Rate Notes due March 30, 2017

Medium-Term Notes, Series A

Investment Description

Principal Amount:	$1,370,000	Index maturity:	3 months
Issuer:	UBS AG, Jersey Branch	Index currency:	U.S. dollar
Issue Price:	100%	Initial Base Rate:	USD 3-month LIBOR in effect on the initial interest determination date
Interest Rate Type:	Fixed to Floating Rate	Trade Date:	March 27, 2012
Fixed Interest Rate:	3.00% per annum	Original Issue Date:	March 30, 2012
Floating Interest Rate:	USD 3-Month LIBOR plus the Spread, subject to the Maximum Interest Rate	Maturity Date:	March 30, 2017
Base Rate:	USD 3-Month LIBOR	Form of Notes:	Book-Entry
Spread:	1.35% per annum	Denomination:	$1,000 principal amount per Note
Reuters screen LIBOR page:	LIBOR01

Interest Rate: For each fixed rate interest period commencing on or after the original issue date to but excluding March 30, 2013, the interest rate per annum will be equal to 3.00%.

For each floating rate interest period commencing on or after March 30, 2013, the per annum interest rate will be equal to the floating interest rate.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Fixed rate interest periods:	Quarterly; the first four interest periods, each from and including an interest period end date (or the original issue date, in the case of the first fixed rate interest period) to but excluding the following fixed rate interest period end date.
Fixed rate interest payment dates:	The 30th day of March, June, September and December, commencing on June 30, 2012, and ending on March 30, 2013, subject to the business day convention.
Floating rate interest periods:	The fifth through 20th interest periods, each from and including an interest period end date (or the March 30, 2013 interest period end date in the case of the first floating rate interest period) to but excluding the following interest period end date or the maturity date, as applicable.
Floating rate interest payment dates:	The 30th day of March, June, September and December, commencing on June 30, 2013, and ending on the Maturity Date, subject to the business day convention.
Interest period end dates:	The 30th day of each March, June, September and December, commencing on June 30, 2012 and ending on the Maturity Date, subject to no adjustment.
Interest reset dates:	The 30th day of March, June, September and December, commencing on March 30, 2013, subject to no adjustment.
Maximum Interest Rate:	During the floating rate interest periods: 5.50% per annum
Minimum Interest Rate:	Not applicable
CUSIP: ISIN:	90261JJJ3 US90261JJJ34
Business Days:	New York and London
Business Day Convention:	Modified Following Unadjusted (applicable to fixed rate interest payment dates, floating rate interest payment dates, interest period end dates, interest reset dates and the maturity date)
Day Count Convention:	30/360
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Interest Determination Dates:	Two London business days prior to the relevant interest reset date.
Defeasance:	Neither full defeasance nor covenant defeasance will apply to the Notes.
Calculation Agent:	UBS AG, London Branch
Survivor’s Option:	None

The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page PS-3 of this pricing supplement and on page S-4 of the accompanying prospectus supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	100.00%	0.47%*	99.53%
Total	$1,370,000	$6,480*	$1,363,520

The underwriting discount and commission is $5 per Note with respect to $1,000,000 aggregate principal amount of the Notes and $4 per Note with respect to $370,000 aggregate principal amount of the Notes. The per Note amount in the table above represents a blended underwriting discount and commission. See “Supplemental Plan of Distribution” on page PS-5 for further information.

UBS Investment Bank

Pricing Supplement dated March 27, 2012

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

♦	Prospectus Supplement dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008911/d268249d424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Fixed To Floating Rate Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012, and references to the “accompanying prospectus supplement” mean the UBS prospectus supplement titled “Medium-Term Notes, Series A”, dated January 11, 2012.

You should rely only on the information incorporated by reference or provided in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-4 of the accompanying prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

The Notes are not secured debt. This section describes some of the most significant risks relating to an investment in the Notes.

The Notes are intended to be held to maturity. UBS will repay the full principal amount of the Notes only if you hold the Notes to maturity. Changes in the prevailing interest rates could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of prevailing Interest rates, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that either the Fixed Interest Rate or the Floating Interest Rate would result in an effective rate lower than that of a comparable fixed-rate instrument, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, you may not receive the full principal amount of your Notes sold, and you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

The amount of interest payable on the Notes in certain Interest Periods is capped.

For each Floating Rate Interest Period, on the applicable Interest Determination Date, 3-Month LIBOR plus the Spread will be subject to the Maximum Interest Rate of 5.50% per annum, which will limit the amount of interest you may receive on each Floating Rate Interest Payment Date. Thus, you will not benefit from any increases in 3-Month LIBOR plus the Spread above the Maximum Interest Rate. Accordingly, the Notes may provide more of less interest income than an investment in a similar instrument.

Historical performance of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes.

It is impossible to predict whether 3-Month LIBOR will rise or fall. 3-Month LIBOR will be influenced by complex and interrelated political, economic, financial and other factors, therefore historical performance of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes.

Factors that may influence 3-Month LIBOR include:

♦	supply and demand among banks in London for U.S. dollar denominated deposits with approximately a three month term;

♦	general economic, financial, political or regulatory conditions;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	changes in interest rates generally;

♦	monetary policies of the Federal Reserve Bank; and

♦	inflation and expectations concerning inflation

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the date when the Calculation Agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the shape of the 3-month LIBOR forward rate curve on any day will affect the market value of the Notes more than any single factor.

Other factors that may influence the market value of the Notes include, but are not limited to:

♦	Interest rates and/or stock in the market generally;

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	the time remaining to maturity; and

♦	the creditworthiness and credit rating of UBS.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the original issue price of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to interest rate swaps or futures may impair the value of the Notes.

We and our affiliates are active participants in interest rate swaps or futures contracts as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page PS-4, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may impair the value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to interest rate swaps and futures and other instruments that may affect interest rates may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to interest rates that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the prevailing interest rates, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Floating Interest Rate throughout the term of the Notes. For a description of the Calculation Agent’s role, see “Description of Medium-Term Notes, Series A — Calculations and Calculation Agent” in the accompanying prospectus supplement. The Calculation Agent will exercise its judgment when performing its functions.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to general movements in interest rates or 3-Month LIBOR specifically and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes and the 3-Month LIBOR to which the Notes are linked.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS.

The Notes are unsubordinated and unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including interest and any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swap, futures and option transactions or purchases and sales of securities before and after the Settlement Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page PS-3 for a discussion of these adverse effects.

United States Federal Tax Treatment

You should carefully consider, among other things, the matters set forth under “U.S. Tax Considerations” in the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This discussion assumes that the description of the Notes in this pricing supplement is materially correct. This summary supplements the section “U.S. Tax Considerations” in the accompanying prospectus and the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein.

In the opinion of Sullivan & Cromwell LLP, your Notes should be treated as a variable rate debt instrument for U.S. federal income tax purposes and the discussion below assumes that the Notes are so treated. In addition, under the rules governing the determination of original issue discount, or OID, for a variable rate debt instrument that provides for interest at a single fixed rate and a “qualified floating rate,” we believe that your Notes should generally be treated as issued with de minimis OID for U.S. federal income tax purposes, and therefore the Notes should generally not be subject to the rules requiring inclusion of OID in gross income for U.S. federal income tax purposes. We intend to treat the Notes as issued with de minimis OID and to report in a manner consistent with such treatment. However, the OID regulations permit the use of an alternative de minimis OID threshold in the case of certain installment obligations, which should include the Notes. If this alternative threshold were used, the Notes would likely be considered as issued with a greater than de minimis amount of OID in which case a portion of the fixed interest payments in the first year would likely be treated as a return of principal, and you would recognize OID in income in subsequent years. You should consult your own tax advisor as to the possible use of this alternative threshold. The discussion below assumes that the Notes will be treated as issued with de minimis OID.

Under this characterization, you should include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. In addition, you will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your Notes. See discussion under “U.S. Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities” for more information.

Depending on the purchase price of your Notes, you may be subject to the rules governing market discount, acquisition premium, or amortizable bond premium described in greater detail in the accompanying prospectus under “U.S. Tax Considerations — Original Issue Discount — Market Discount,” “— Acquisition Premium,” and “— Debt Securities Purchased at a Premium.” The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Supplemental Plan of Distribution

UBS has agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. UBS Securities LLC, in turn, has agreed to sell to one or more other securities dealers, and such other securities dealers have agreed to purchase from UBS Securities LLC, all or a portion of such aggregate principal amount of the Notes at discounts from the original issue price at varying levels up to the underwriting discount set forth on the front cover of the pricing supplement.

The underwriting discount and commission is $5 per Note with respect to $1,000,000 aggregate principal amount of the Notes and $4 per Note with respect to $370,000 aggregate principal amount of the Notes.

In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions. As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes. UBS Securities LLC and/or its affiliates may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 800-722-7370.

PS-6